UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________

SCHEDULE 14D-9
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)
------------------------

ETRIALS WORLDWIDE, INC.
(Name of Subject Company)

ETRIALS WORLDWIDE, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

29786P103
(CUSIP Number of Common Stock)
____________________

Joseph (Jay) F. Trepanier, III
Chief Financial Officer
etrials Worldwide, Inc.
4000 Aerial Center Parkway
Morrisville, North Carolina 27560
(919) 653-3400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

______________________

Copy to:

Donald R. Reynolds, Esq.
Alexander M. Donaldson, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000

[  ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2009 (as may be amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer made by Merge Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Merge Healthcare, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO dated June16, 2009 (as amended or supplemented from time to time) to purchase all of the outstanding shares of common stock, $0.0001 par value per share, of the Company at a purchase price consisting of $0.80 in cash and 0.3448 shares of Merge Healthcare’s common stock, $0.01 par value per share, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated June 16, 2009 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end of Item 8 the following section entitled “Completion of Tender Offer”:

“At 12:00 midnight, New York City time, on Tuesday, July 14, 2009, the Offer to Purchase expired as scheduled. The Offer to Purchase was not extended. Approximately 9.6 million shares of Common Stock were tendered and not withdrawn prior to the expiration of the Offer to Purchase. The Offeror accepted all validly tendered and not withdrawn shares of Common Stock for payment. The shares of Common Stock tendered and not withdrawn represent approximately 86% of the outstanding shares of Common Stock.

Pursuant to the terms of the Merger Agreement, the Offeror intends to exercise the Top-Up Option to increase its ownership to over 90% of the outstanding shares of Common Stock. Following the exercise of its option, the Offeror intends to acquire all of the remaining outstanding shares of Common Stock as soon as practicable by means of the Merger, which will be effected as a Short-Form Merger without the need for a meeting of the Company’s shareholders. Upon completion of the Merger, the remaining outstanding shares of Common Stock will be converted into the right to receive $0.80 in cash, without interest, and 0.3448 shares of Merge Healthcare common stock (other than treasury shares held by the Company or owned by the Company, Merge Healthcare or their respective subsidiaries and other than those shares of Common Stock for which appraisal rights are properly exercised). Upon completion of the Merger, the Company will be a wholly owned subsidiary of Merge Healthcare and will no longer be traded on the NASDAQ Global Market.”
On July 15, 2009, Merger Healthcare and the Company announced in a joint press release that the Offer had been completed.

Item 9.  Exhibits.

Exhibit No.

(a)(2)(F)	Press release issued by etrials Worldwide, Inc. and Merge Healthcare Incorporated dated July 15, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETRIALS WORLDWIDE, INC.

By: /s/ Joseph F. Trepanier, III
Joseph (Jay) F. Trepanier, III
Chief Financial Officer

Dated: July 15, 2009